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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 8452 Fax

February 16, 2021

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Mr. David Manion

Re:	iCapital KKR Private Markets Fund (the “Fund”)

(formerly, Altegris KKR Commitments Master Fund)

Schedule 14A

Dear Mr. Manion:

We are writing in response to comments you provided telephonically to Dechert LLP, counsel to the Fund, on January 19, 2021 with respect to the Fund’s prospectus included in its 486(b) filing on August 1, 2020 and financial statements filed on Forms N-CSR and N-CEN for the fiscal year ended March 31, 2020. On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter.

1.	Comment: Please file your responses to these comments via correspondence within 30 days.

Response: We respectfully acknowledge your comment.

Form N-CSR

2.

Comment: With respect to the “Comparison of the Change in Value of a $10,000 Investment” chart on page 11, the Staff notes that recent rule changes will require this chart to begin at $25,000 starting in August 2021. Please ensure that this is properly reflected in future N-CSR filings.

Response: We respectfully acknowledge your comment.

3.

Comment: The Staff notes that the table of the Fund’s Trustees and Officers beginning on page 31 contains a column for each individual’s “name, age and address.” However, the individuals’ ages are not included in the table. Please ensure that all appropriate information is included in future N-CSR filings.

Response: We respectfully acknowledge your comment.

4.

Comment: Please explain in correspondence whether the Adviser may recoup any further amounts pursuant to an expense reimbursement agreement. If so, please disclose these amounts along with the expiration date of the waiver in future shareholder reports.

Response: Under the terms of the Fund’s expense reimbursement agreement, the adviser may not recoup any further amounts.

5.	Comment: The Staff notes that the Form N-CSR filed on June 8, 2020 states that the filing is an “Amended N-CSR Filing.” Please clarify in correspondence whether this filing has been amended.

Response: We hereby confirm that the word “amended” was included inadvertently.

6.

Comment: Item 2(f) states that the Code of Ethics has been attached as an exhibit. Please file an amendment to Form N-CSR in order to attach the Code of Ethics. As a reminder, please ensure that the certifications are updated in connection with the amendment filing.

Response: We respectfully acknowledge your comment. The Fund will file an amendment to Form N-CSR to include the Code of Ethics.

7.

Comment: The Staff notes that Item 3 has been answered “Not applicable.” In future filings, please ensure that Item 3 is answered completely (e.g., if the Fund discloses that it does not have an audit committee financial expert, it must explain why).

Response: We respectfully acknowledge your comment.

8.

Comment: Please ensure that the Fund is filing on the most current version of Form N-CSR. In addition, with respect to the Fund’s most recent N-CSR and N-CSRS filings, the Staff notes that Items 5, 7, 8, 9 and 12(a)(3) incorrectly refer to an open-end investment company. Please review these responses and amend the filing if necessary, and please ensure that they are properly addressed in future N-CSR or N-CSRS filings.

Response: We respectfully acknowledge your comment.

486BPOS

9.

Comment: The Staff notes that the fee table to the Prospectus reflects 0.41% in “Interest Payments on Borrowed Funds,” and that the corresponding footnote states that “[t]hese expenses represent interest payments the Fund incurred in connection with its credit facility during the prior fiscal year.” However, the notes to financial statements indicate that the Fund did not incur any interest expense or leverage expense during the prior fiscal year. Furthermore, the Fund did not use leverage during any of the previous three fiscal years. Please discuss in correspondence why this amount is included in the Prospectus when the Fund has not incurred any interest expense.

Response: The Fund’s revolving credit agreement is listed in Note 7 to the financial statements. Although the Fund did not borrow under the revolving credit agreement, it did pay commitment fees. The Fund also has tax expenses that are included in the “Interest Payments on Borrowed Funds” line item. In future filings, the Fund will add footnote disclosure to this line item to clarify when tax expenses (or other expenses outside the expense limitation) have been included.

Form N-CEN

10.

Comment: The Staff notes that Questions D.8 and D.9 state that the Fund’s management fee and net annual operating expense are 0.01200000 and 0.02620000, respectively. Please file an amendment to Form N-CEN and restate these figures as 1.20 and 2.62, respectively.

Response: The disclosure has been revised accordingly.

11.

Comment: The Staff notes that, on the Form N-CEN filed in June 2020, the Fund answered Question C.3 indicating that the Fund is an interval fund; however, in the Form N-CEN/A filed in December 2020, the Fund answered question C.3 as “N/A.” Please ensure that this question is correctly answered in future filings.

Response: We respectfully acknowledge your comment. The Fund is a tender offer fund, not an interval fund.

12.	Comment: With respect to Question B.15, the Staff notes that the Fund is operating pursuant to two exemptive orders. Please ensure that Question B.15 is correctly answered in future filings.

Response: We respectfully acknowledge your comment.

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Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz

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